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                                                                     EXHIBIT 4.6


October 21, 2004

Joint Board
James Hardie Industries N.V.
4th Floor, Atrium
Unit 04-07, Strawinskylaan 3077, 1077
Amsterdam, The Netherlands

Dear Sirs and Madams:

I hereby provide notice of termination of my employment by James Hardie Industries NV (the "COMPANY") and/or its affiliates for "Good Reason" as permitted by Section 6.03 of my Executive Service Agreement with the Company dated June 10, 2002 (the "ESA"), and notice of resignation of my position as Chief Executive Officer and Managing Director of the Company under the terms and conditions attached to this letter as Attachment A. In addition, and effective immediately, I hereby give notice of resignation, and do hereby resign, from all other directorships and offices in the Company's subsidiaries and affiliates, including without limitation all trustee, committee and other positions held with such entities. Please sign below in agreement and acknowledgement of all terms in this letter and Attachment A and in acknowledgement and agreement that I have the right to terminate due to "Good Reason" as defined in Section 6.03(f) of the ESA.

Sincerely,

/s/ Peter Donald Macdonald
--------------------------
Peter Donald Macdonald

ACKNOWLEDGED AND AGREED:

JAMES HARDIE INDUSTRIES NV

By: /s/ Meredith Hellicar
    ---------------------
Name: Meredith Hellicar

Title: Chairman of the Joint and Supervisory Boards of Directors

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                      Attachment A to Letter of Resignation

                           Agreed Terms of Resignation

James Hardie Industries NV (the "COMPANY") will enter into a consulting agreement with Mr. Macdonald effective as of October 21, 2004, in the form attached to these terms as Exhibit 1. The Company has due authorization to enter into such Consulting Agreement.

The effective date of resignation of employment from the Company will be October 21, 2004, U.S. time. The effective date of resignation of Mr Macdonald's position as Managing Director and from all other directorships and offices held by Mr Macdonald as described in the letter of resignation shall be October 21, 2004, U.S. time. The Company, the Joint Board and Mr Macdonald shall act with the greatest diligence to accomplish any task or pass any resolution or execute any additional document necessary to achieve effective resignation by Mr Macdonald as a Managing Director.

The Company agrees to pay the cash termination payments called for under Section
6.03 of the executive service agreement ("ESA") on the basis that Mr Macdonald has resigned for "Good Reason", including:

- Salary: 24 months of Mr Macdonald's current Annual Base Salary of US$850,000, for a total of US$1,700,000; payable as set out below.

- Bonus: 24 months of Mr Macdonald's annual Bonus paid in the year immediately preceding the year of termination (US$1,726,000) for a total of US$3,452,000; payable as set out below.

- Bonus Bank: payment of the FY 04 ending bonus bank (US$1,379,359), payable as set out below

The Company irrevocably and unconditionally agrees to make those payments no later than midnight on 21 October 2004 (US time) without set off apart from withholdings required by law (see further below), and to provide the following additional termination benefits called for in accordance with Section 6.03 of the ESA:

- Stock Options: Under the ESA, subject to the terms of each plan, the stock options which are vested on the termination date will remain vested and those that would have vested during the remainder of the term of the ESA (i.e. through to November 1, 2005) will continue to vest. Thus, again subject to the terms of the relevant plan, Mr Macdonald's options will generally continue to vest through to November 1, 2005, and thereafter will remain exercisable as long as provided in the respective plans. A full analysis follows but for the avoidance of doubt, the parties agree that the Plan rules and the relevant portions of the ESA shall continue to govern the terms upon which the options are held and exercised. The Plan and ESA have been definitively interpreted as follows:

      1999 PDM Plan - Option covering 1,200,000 shares: 800,000 shares have vested already and 400,000 vest on 17 November 2004. The 1999 PDM Plan is silent on what happens if Mr Macdonald terminates for "Good Reason." With the 1999 PDM Plan silent, the ESA controls. Thus, in accordance with the ESA, the option will vest with respect to the final 400,000 shares on 17 November 2004, and will lapse if not exercised on the expiry of 6 months after the date on which Mr Macdonald ceases to be employed by the Company (4.5(b) 1999 Plan).

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      2001 PDM Plan - Option covering 624,000 shares: This option is a performance option that could vest no sooner than July 16, 2004. On or after that date (until July 15, 2006), if the performance test is satisfied on the first business day of any month, a portion of (456,000 shares), or all (up to an additional 156,000), of this option vests. As of today, the performance test has not been satisfied. As with the 1999 PDM Plan, the 2001 PDM Plan is silent on what happens to vesting if Mr Macdonald terminates employment for "Good Reason." With the 2001 PDM Plan silent, the ESA controls and the option continues to vest following termination, and shall lapse if not exercised 6 months after the date of resignation (4.5(b) 2001 Plan).

      2002 PDM Plan - Option covering 1,950,000 shares: This option is a performance option that can vest no sooner than the third anniversary of the grant date (12 July 2005). The 2002 PDM Plan is silent on what happens if Mr Macdonald terminates for "Good Cause." This means that the ESA controls and that this option continues to vest through November, 2005, as if Mr Macdonald were still employed. On the third anniversary of the grant (12 July 2005), if the performance metric is satisfied, Mr Macdonald will be able to exercise the option. Furthermore, if the performance metric is satisfied between 12 July 2005 and 31 October 2005, on the first business day of the month, Mr Macdonald will be able to exercise it. Section 4.5 of the 2002 PDM Plan does not state when the option terminates following Mr Macdonald's termination for "Good Reason." Thus, assuming the performance metric is satisfied by October 31, 2005 (the original end date of the ESA), the Option will remain exercisable until the tenth anniversary of the issue date (July 2012).

Because option exercises have been suspended pending filing of Form 20-F for the year ended 31 March 2004 with the SEC (inasmuch as the relevant registration statement is not current), all exercises of options must be made after filing of such 20-F. The Company will use all commercially reasonable efforts to make such 20-F filing as soon as practicable. In any event, should the Company fail to properly file the Form 20-F by the end of November or if for any other reason caused by the Company Mr Macdonald would otherwise be prohibited from exercising his vested 1999 and 2001 options within the six month post-termination exercise period, the Company and Mr Macdonald will discuss in good faith arrangements to enable the options to be exercised within the exercise period, subject to complying with applicable laws, or other appropriate arrangements to ensure Mr Macdonald is not disadvantaged should the failed exercise of the options during that period be caused by the Company. The parties agree that Mr Macdonald will not be a "Designated Person" under the Company's Insider Trading Policy following his resignation of his officer and director relationships, and will not be subject to the Company's securities transaction rules applicable exclusively to executive officers or directors following such resignations. Furthermore, the parties intend that the nature of the consulting that Mr Macdonald will perform under the Second Term of the Consulting Agreement is such that Mr Macdonald will not be expected to be an "Insider" within the meaning of the Company's insider trading policy during that Second Term.

- Shadow Shares: Mr Macdonald's shadow shares are completely vested, but cashing out was deferred under the terms of the Plan until November 1, 2005. Under ESA 6.03(d), these rights, which are similar to stock options, will therefore remain vested following termination as governed by ESA 6.03(d).

- Executive Share Purchase Plan: Mr Macdonald acknowledges that the Company shall withhold an amount (believed to be A$22,240.74 but precise amount to be confirmed) for payments due under this letter equal to the amount owed by Mr Macdonald in respect of stock purchased under this plan.

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-     Medical, Health and All Other Benefits: All medical, health and other benefits shall continue through to November 1, 2005 as follows:

Medical, prescription, dental, disability, salary continuance, employee life, group life, dependent life, accidental death, executive wellness program and travel accident insurance plans, and any other plans offered to senior executives must be continued by the Company through to November 1, 2005, and to the extent provided in the Consulting Agreement, will be continued beyond that date.

Vacation: As Mr Macdonald's paid vacation days are to continue to accrue through to November 1, 2005 (at the rate of 20 per year) under Section 6.03 of the ESA, the Company will immediately, and in any event prior to public announcement of Mr Macdonald's resignation, pay Mr Macdonald for the vacation days that have accrued to date and would otherwise have accrued through to November 1, 2005.

Motor Vehicle Insurance: Mr Macdonald has privately owned motor vehicles that have been and are insured under the Company's standard policy. Mr Macdonald has purchased the vehicles with his own funds and has paid the relevant premiums to the Company at the standard rate. Mr Macdonald will pay any deductible that might arise should any of these vehicles be involved in an accident. Mr Macdonald has been insuring vehicles and paying premiums under this arrangement for 10 years and has made no claims. This fringe benefit will continue until November 1, 2005.

Personal Tax: As with other JH employees whose term of employment includes off shore employment, PwC completes personal tax returns during employment and for two years after termination. In Mr Macdonald's case, part of his Company income is also declared in the Netherlands. In the case of Netherlands income tax, the Company has undertaken to gross up to Mr Macdonald in the US any Dutch taxes on his Company income which are in excess of taxes that would have been paid had he been solely a US tax resident. These arrangements will continue for the period of two years after his employment terminates.

Withholdings: The Company shall make such withholdings as are required under applicable laws. The precise withholdings are to be confirmed prior to payment.

- Notice to Company: The Company agrees to dispense with any notice period or method of notification, and accepts written notice of resignation on behalf of itself and its affiliates as good, effective and proper.

- Acknowledgement of Good Reason: The Company agrees and acknowledges that Mr Macdonald has the right to terminate for "Good Reason" under the ESA and that the Company will not later take an inconsistent position in relation to Mr Macdonald's right to terminate for Good Reason, or reverse or alter the basis upon which termination occurred.

- Indemnity: The Company acknowledges the terms of its indemnity agreement previously granted in favour of Mr Macdonald, including clause 3 thereof.

- Public Announcement: The Company agrees that the public announcement regarding Mr Macdonald's resignation shall be as set forth below (with any material modifications with respect to statements affecting Mr Macdonald to be approved by Mr Macdonald):

Last month Mr Peter Macdonald stepped aside as CEO but remained with the company in a senior operational role. Mr Macdonald has tendered his resignation and will cease to be a Managing Director of James Hardie effective today. Mr Macdonald is expected to remain in a consulting capacity with the company for an interim period.

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                              CONSULTING AGREEMENT

      This Consulting Agreement is entered into as of October 21, 2004, between PETER D. MACDONALD ("CONSULTANT") and JAMES HARDIE INDUSTRIES NV ("COMPANY"). In consideration of the mutual covenants set forth in this Agreement, the parties agree as follows:

1.    RETENTION AS CONSULTANT

      Upon the terms and conditions set forth in this Agreement, Company hereby agrees to retain Consultant, and Consultant agrees to act, as a consultant to Company. During the initial term of this Agreement (the "Initial Term"), Consultant shall render to Company such services of an advisory or consultative nature as the management of Company may reasonably request, up to a maximum of 80% of a full time role, so that Company may continue to have the full benefit of his experience and knowledge regarding Company's business. Consultant shall make recommendations and give advice to Company's board, management, and shall be available to consult with directors, management personnel and employees of Company, during normal business hours Monday through Friday by telephone, e-mails or in person at Company's office in Mission Viejo, California. The Initial Term will be not less than three (3) months and not more than six (6) months in duration, unless otherwise agreed by the parties. Immediately following the expiration of the Initial Term or earlier termination of the Initial Term as provided in the final sentence of this Section 1, the second term of this Agreement shall commence (the "Second Term"), during which Consultant shall render to Company such services of an advisory or consultative nature as the management of Company may reasonably request at an average of 20 hours in any calendar month, exclusive of domestic US travel time, over the 24 month period (but which is expected to vary from month to month). The Company may, on reasonable notice, request that Consultant provide consultancy services to the Company in excess of such hours over the consultancy period, for a pro-rata rate, and the Consultant shall use reasonable endeavours to provide assistance where requested. The Second Term will be for a period of twenty-four
(24) months. During the Initial Term, either party may, upon thirty (30) days advance written notice to the other party, notify the other party that effective as of the date set forth in that notice (which date shall not be sooner than three months from the commencement of the Initial Term), such party is electing to end the Initial Term and commence the Second Term.

2.    COMPENSATION

      For his services to Company under Section 1 during the Initial Term of this Agreement, Consultant shall receive from Company a consulting fee of Sixty Thousand Dollars ($60,000) per month, payable monthly. For his services to Company during the Second Term, Consultant shall receive from Company a consulting fee of Ten Thousand Dollars ($10,000) per month, payable monthly. In addition, Company shall, from 21 October 2005 and for the remainder of the term of this Agreement, obtain and pay for Consultant's and Consultant's immediate family's medical, prescription and dental insurance coverage consistent with the benefits provided to executive-level employees of Company, provided, however, that if Company is unable to extend such benefits to Consultant due to prohibitions in the respective Company benefit plans or applicable laws or regulations, Company shall obtain on behalf of Consultant and his immediate family and pay for substantially similar benefit plans or, at Consultant's election, shall increase Consultant's monthly cash compensation under this
Section 2 to cover the additional reasonable expenditure that Consultant must undertake in order to purchase substantially similar benefits for himself and his immediate family. Except as set forth in Section 3 below or a separate agreement between Company and Consultant, no other compensation or benefits will given to Consultant for his services, unless separately approved in a writing signed by the Chairman of Company.

3.    EXPENSES

      Company shall reimburse Consultant for reasonable out-of-pocket expenses incurred by Consultant in connection with Company's business, but only, with respect to material expenses, if the incurring of any such expenses is approved in advance by an executive officer of Company and Consultant provides Company with such substantiating receipts or other documentation as Company may reasonably require.

4.    TERM

      The term of this Agreement shall begin on the date set forth in the first paragraph and shall continue until the end of the Second Term, when it shall automatically terminate, unless the term is extended or earlier terminated as follows:

      (a) Either party may terminate this Agreement prior to its expiration for material breach of this Agreement if the party who has breached this Agreement fails to cure the breach within thirty (30) days after receiving written notice specifying the nature of the breach.

      (b)   The Agreement shall automatically terminate upon Consultant's death.

The termination of this Agreement pursuant to this Section shall not release either party from any accrued obligation to pay any sum to the other party (whether then or thereafter payable) or operate to discharge any liability incurred prior to the termination date. In addition, Company obligations intended to survive the termination of this Agreement, including its indemnification obligations under Section 5(k), shall survive the termination of this Agreement.

5.    MISCELLANEOUS

      (a) GOVERNING LAW AND JURISDICTION. All questions with respect to the construction of this Agreement and the rights and liabilities of the parties shall be governed by the laws of the State of California, excluding its conflict of laws rules. Each of the parties submits to the jurisdiction of any state or federal court sitting in Orange County, California, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court.

      (b) SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and assigns.

      (c) ENTIRE AGREEMENT. This Agreement contains all of the terms and conditions agreed upon by the parties, and supersedes any prior agreements or understandings with respect to the consulting relationship between Consultant and Company to begin on the effective date set forth above. To be clear, this Agreement does not supersede or alter the parties' Joint and Several Indemnity Agreement dated December 17, 2001, and the indemnification provided for in this Agreement is in addition to, and not in replacement of, the indemnification obligations contained in the Joint and Several Indemnity Agreement. Furthermore, this Agreement does not alter the Executive Services Agreement signed by the parties as of June 10, 2002, which contains terms that survive the termination of that agreement.

      (d) AMENDMENT OR MODIFICATION OF AGREEMENT. This Agreement may be modified, altered or amended only by the written agreement of both the parties.

      (e) ATTORNEYS' FEES AND COSTS. In any legal proceeding to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees and costs and necessary disbursements in addition to any other relief to which it or he may be entitled.

      (f) COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be a valid original agreement.

      (g) SEVERABILITY. If any provision of this Agreement or its application to any person or circumstances is held to be unenforceable or invalid by any court of competent jurisdiction, its other applications and the remaining provisions of this Agreement will be interpreted so as best reasonably to effect the intent of the parties.

      (h) NOTICES. Any notice or other communication to a party pursuant to this Agreement will be deemed to have been duly given if given personally to the party or on the date of delivery in writing, addressed to the party, at the following address:

            If to Company:       The Company Secretary
                                 James Hardie Industries NV
                                 4th Floor, Atrium
                                 Unit 04-07, Strawinskylaan 3077, 1077
                                 Amsterdam, The Netherlands

            With a Copy to:      Senior Vice President Human Resources
                                 James Hardie, Inc.
                                 26300 La Alameda, Suite 100
                                 Mission Viejo, California 92691

                                 Fax: (949) 348-4534

            If to Consultant:    Peter Donald Macdonald

Either party may change its or his address for purposes of this paragraph by giving the other party written notice of the new address in the manner set forth above.

      (h) FURTHER ACTIONS. Each party agrees to execute and deliver any further documents and to do any additional acts reasonably required to carry out the terms of this Agreement.

      (i) WAIVERS. Any provision of this Agreement may be waived at any time by the party entitled to the benefit thereof by a written instrument executed by the party or by a duly authorized officer of the party. No waiver of any of the provisions of this Agreement will be deemed, or will constitute, a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver.

      (j) INDEPENDENT CONTRACTOR. Consultant is retained by Company only for the purposes and to the extent set forth in this Agreement, and his relationship to Company shall, during the term of this Agreement, be that of an independent contractor. The Consultant shall have no authority or right, express or implied, to assume or create any obligation or responsibility on behalf of Company or to bind Company in any manner without the express authorization of Company. The Consultant will not represent the contrary, either expressly or implicitly, to anyone. Consultant shall not be considered as having employee status or as being entitled to participate in any plans, arrangements or distributions by Company pertaining to any pension, stock, bonus, profit sharing or similar benefits for Company's employees, unless such plans otherwise permit participation by consultants and except as set forth otherwise in this Agreement. Company shall not withhold any of Consultant's compensation payments for income tax purposes and shall not have any obligations with regard to Social Security payments for Consultant, insurance or workers' compensation coverage for Consultant, or any similar items. Nothing contained in this Agreement shall be deemed or construed to constitute a relationship of employer and employee.

      (k) INDEMNIFICATION. Company shall indemnify, defend and hold harmless Consultant if Consultant is or was a party or witness or other participant in, or is threatened to be made a party or witness or other participant in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of Company or any subsidiary of Company) by reason of any action or inaction on the part of Consultant in connection with his work as a consultant to Company or any subsidiary or parent of Company, or by reason of the fact that Consultant provides or has provided consultancy services under this agreement or, following the effective date of this Agreement, has served in any other capacity at the request of Company to the Company or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees and experts' fees and costs), and all liabilities, losses, judgments, fines, penalties, and taxes incurred by Consultant and amounts paid in settlement (if such settlement is approved in advance by Company, which approval shall not be unreasonably withheld) actually and reasonably incurred by Consultant in connection with such action, suit or proceeding, provided in each case above that Consultant acted in good faith and in a manner Consultant reasonably believed to be in or not opposed to the best interests of Company. Notwithstanding anything to the contrary herein, to the extent that Consultant has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in this Section or the defense of any claim, issue or matter therein (including, without limitation, dismissal without prejudice), Consultant shall be indemnified against expenses (including attorneys' fees and experts fees and costs) actually and reasonably incurred by Consultant in connection therewith. Company shall advance all expenses incurred by Consultant in connection with the investigation, defense, settlement or appeal of any civil or criminal action, suit or proceeding referred to in this Section (including amounts actually paid in settlement of any such action, suit or proceeding). Consultant hereby undertakes to repay such amounts advanced only if, and to the extent that, it shall ultimately be determined that Consultant is not entitled to be indemnified by Company as authorized hereby.

      EXECUTED at Mission Viejo, California as of the date first written above.

                                         COMPANY:

                                         JAMES HARDIE INDUSTRIES NV

                                         By: /s/ Louis Gries
                                             ---------------

                                         Name: Louis Gries

                                         Title: Interim CEO

                                         CONSULTANT:

                                         /s/ Peter Donald Macdonald
                                         --------------------------
                                         Peter Donald Macdonald